1-31-02

FORM 6-K

02020508

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON EC2M 7BA, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: 20 February 2002

Signed..
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: **20 February 2002**

Print Name: **David Pearl**

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Press release dated January 10 2002, titled, "BP 4Q Trading Update."
2. Press release dated January 30 2002, titled, "BP and E.On go ahead with Veba deal and sell upstream assets to Petro-Canada for $2 billion."

Attachment 1

January 10, 2002

BP 4Q TRADING UPDATE

This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the fourth quarter ending December 31, 2001.

The fourth quarter volume, expense, margin, throughput, sales, debt, tax rate and other data referred to below are currently provisional and remain estimates of likely outcomes, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on February 12, 2002. The statement is, however, produced in order to provide greater disclosure to investors and potential investors of expected outcomes and to ensure that they all receive equal access to the same information at the same time.

4Q Headlines

- Full year reported production up around 5.5% over 2000
- 4Q production at new record level of at least 3.5 million boe/d, up around 3% on last year, around 4% adjusted for disposals
- Environment weakens to below mid-cycle in aggregate
- Dated Brent prices down nearly $6/bbl and refining margins down around $1.60/bbl compared with last quarter.

Exploration and Production

	4Q 2001	3Q 2001	4Q 2000
Brent dated ($/bbl)	19.41	25.30	29.56
WTI ($/bbl)	20.31	26.72	31.99
ANS USWC ($/bbl)	17.79	24.05	29.42
Gas Henry Hub first of month index ($/mmbtu)	2.43	2.93	5.28

Total full year reported production is projected to increase by around 5.5% vs. 2000 in line with BP's stated growth target. During the quarter, reported production is projected to increase by around 3% compared with 4Q last year, and by around 4% adjusted for disposals activity. Total expected output in the quarter of at least 3.5 mmboe/d will be a record.

Liquids prices during the quarter have continued to weaken with the WTI/Brent differential narrower than historical spreads. We anticipate average liquids realisations for the Group will be around $6 per barrel lower than in 3Q 01. Henry Hub prices have been impacted by high storage levels and weakening demand. North American gas realisations are expected to be around $0.5 per mcf down on the previous quarter.

Gas and Power

Gas and Power marketing and trading volumes rose in 4Q (aided by the recent purchase of selected TransCanada assets), although low market volatility adversely impacted trading profits. Offsetting the lower operating profits from marketing and trading were improvements in NGL margins and a higher Ruhrgas result.

Refining and Marketing

Refining margins have declined throughout the quarter, particularly in the US and Europe. While average margins for the quarter remain above mid-cycle levels, current margins are very weak and have resulted in reduced throughputs at BP refineries in Europe and the US Gulf Coast.

Global Indicator Margins ($/bbl)

	4Q 2001	**3Q 2001**	**4Q 2000**
USA			
- West Coast	6.25	8.17	10.21
- Gulf Coast	1.79	3.24	3.78
- Mid West	2.63	7.20	3.54
Europe			
- NWE	1.53	1.74	3.63
Singapore	1.20	0.75	2.18
Global Indicator Margin*	2.40	3.83	4.46

The global indicator margin is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

Refinery throughputs are down by 4-5% versus 3Q primarily reflecting the divestment in the US of Mandan and Salt Lake City refineries during September, and some run cuts during 4Q. Marketing sales in 4Q were down by 3-4% versus 3Q resulting from a combination of divestment of our Northern European 'small-drop' commercial business, some retail business associated with the Salt Lake and Mandan US refinery divestments and the expected seasonal downturn in aviation fuel demand. Aviation fuel demand was reduced in 4Q, following the events of September 11, by about 15% compared with 4Q00 across the US and Europe.

Retail automotive fuels margins have also weakened in the US and Europe and are expected to be down by 10-15% versus 3Q01 although up by a similar amount over the extremely depressed levels of 4Q 2000.

Chemicals

Weighted Chemicals Indicator Margin ($/te)*

4Q 2001	3Q 2001 (Prov.)	2Q 2001	4Q 2000
N/a	110	105	98

The environment has continued to deteriorate throughout the quarter with lower demand and weaker margins in many products particularly in our higher value intermediates businesses. Underlying volume growth remains under pressure in the difficult economic conditions.

**The Chemicals Indicator Margin is a weighted average of externally based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.*

Debt

The Group's net debt gearing ratio on a proforma basis at year-end is expected to be around 26%, compared with last quarter's figure of 24.3%, both near the middle of our 20-30% target band.

Tax

The Group's effective tax rate for the full year on the proforma result adjusted for special items will be around 26% compared with a rate of 26.7% in 2000. The 4Q rate is expected to fall to around 20%, compared with 25.5% in the prior quarter and 28% in the fourth quarter of last year. This reflects the impact of stock losses and the utilisation of timing benefits, which reduce the effective tax rate under UK accounting principles.

Stock Purchases

During the quarter the company has purchased for cancellation 13.6 million of its own shares at a total cost of $99m. The full year figures are 154 million shares and $1,274 million respectively.

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Attachment 2

January 30, 2002

BP AND E.ON GO AHEAD WITH VEBA DEAL AND SELL UPSTREAM ASSETS TO PETRO-CANADA FOR $2 BILLION

BP today announced that it has agreed with E.ON to go ahead with its plan to acquire a majority stake in Veba Oil with effect from February 1. The two companies separately said they have agreed in principle to sell Veba's oil and gas production subsidiary to Petro-Canada for $2 billion.

BP will pay E.ON $1.63 billion in cash and assume some $850 million of debt in return for 51 per cent and operational control of Veba Oil which owns Aral, Germany's biggest fuels retailer. From the sale of Veba's upstream oil and gas assets to Petro-Canada, BP would receive some $1.65 billion, with the balance going to E.ON.

BP additionally said it would be prepared to pay a further $2.4 billion in cash for the remaining 49 per cent of Veba Oil, which E.ON can require it to buy from April 1 this year under the terms of an agreement between the two companies announced in July, 2001.

The agreement envisaged part of the payment for Veba Oil being met by the sale to E.ON of BP's wholly-owned subsidiary Gelsenberg which holds a 25.5 per cent stake in Germany's largest gas distributor, Ruhrgas. Although that sale was prohibited by Germany's Federal Cartel Office, it is being appealed to the German Economics Ministry which is expected to rule early this summer.

BP chief executive Lord Browne said: "The acquisition of Veba Oil will be significantly accretive to downstream earnings from 2003.

"It is a first-class deal for BP. Whether we finance it in cash or partly from the sale of Ruhrgas, it will give BP the largest share of Europe's most important fuels market, rapidly enhance our returns and greatly improve our prospects for downstream growth."

BP said that if the German Economics Ministry were to approve the Ruhrgas transaction, it would sell its Ruhrgas stake to E.ON for an agreed $2.1 billion.

BP said the acquisition costs of Veba would be partly offset by its $1.65 billion share of the proceeds from the sale of Veba's oil and gas production business to Petro-Canada. These comprise interests in a dozen countries with oil and gas equivalent production totalling some 175,000 barrels a day.

It would also recoup cash from selling retail, refining and chemical assets required to be disposed of by the regulatory authorities as a condition of the deal.

Notes to Editors:

- Announced in July 2001, the Veba Oil deal was cleared by both the German Federal Cartel Office and the European Commission's Merger Task Force in December 2001 on condition that BP disposed of 4 per cent of the combined 26.5 per cent retail market share of BP and Aral in Germany, 45 per cent of its stake in the Bayernoil refinery, two of its three shareholdings in the ARG ethylene pipeline, and made it possible for a new entrant to supply aviation fuel on competitive terms at Frankfurt airport

- Aral has a network of just over 2,600 retail sites in Germany with daily fuel sales of around 170,000 barrels and 1.7 million customers a day. It also has a further 450 retail sites in adjacent countries – chiefly Austria and Poland. BP has 950 retail sites in Germany

- Veba Oil owns the Lingen refinery and has interests in four other refineries in Germany. BP has a 55 per cent interest in the Bayernoil refinery

- Veba Oil employs around 8,600 staff and BP has around 4,200 staff in Germany

- The sale of Veba Oil's upstream assets to Petro-Canada is subject to various regulatory and other consents.

- *The financial numbers relating to the European element of this transaction are expressed in US dollars at an exchange rate of US$0.86 to the Euro.*

Further enquiries:

BP Press Office + 44 (020) 7496 4076

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